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                                                                EXHIBIT NO. 99.1

CONTACTS:
Sondra Henrichon                                  Wayne Hendry
Director, Investor Relations and Corporate        Investor Relations
Communications                                    The Equicom Group Inc
AltaRex Corp.                                     Toronto, ON Canada
Waltham, MA USA                                   (416) 815-0700 ext. 238
(781) 672-0138    ext. 1510                       whendry@equicomgroup.com
shenrichon@altarex.com



For Immediate Release
---------------------

           ALTAREX ANNOUNCES FINANCIAL RESULTS FOR SECOND QUARTER 2001

                  - HIGHLIGHTS ACCOMPLISHMENTS DURING PERIOD -

WALTHAM, MA, AUGUST 16, 2001 - ALTAREX CORP. (AXO.TO, ALXFF.OTC), a developer of antigen-targeted antibody-based cancer therapeutics, today announced its financial results for the second quarter ended June 30, 2001. All dollars reported are Canadian.

The Company recorded a net loss of $7.5 million or $0.28 per share for the three months ended June 30, 2001 compared to a net loss of $4.2 million, or $0.27 per share, for the same period in 2000. For the six month period ended June 30, 2001, the Company recorded a net loss of $13.8 million, or $0.54 per share, compared to a net loss of $8.1 million, or $0.55 per share for the same period in 2000. The increased net loss is due primarily to the increased spending in manufacturing and clinical development for the Company's lead product, OvaRex(R) MAb (oregovomab) for ovarian cancer. The Company is scaling up OvaRex(R) production under a development and commercial supply agreement with Abbott Laboratories. The antibody is in the final stages of clinical development prior to the Company's filing with the U.S. Food and Drug Administration for accelerated approval of OvaRex(R) MAb.

At June 30, 2001, the Company's cash and short-term investments totaled $16.2 million as compared to $6.0 million at June 30, 2000 and $13.3 million at December 31, 2000, reflecting the impact of capital raising initiatives and the Company's net cash burn during the period. On February 13, 2001, the Company closed an offering in Canada of 4,402,211 common shares for net proceeds of $7.2 million. On June 6, 2001, the Company closed an offering of 3,000,000 Special Warrants for net proceeds to the Company of approximately $7.9 million. The Special Warrants were converted into 3,000,000 common shares of the Company upon the filing of a final prospectus dated July 27, 2001, qualifying such shares.

AltaRex's second quarter progress was highlighted by:

-    Important clinical findings with its lead product OvaRex(R) MAb.

- Issuance of its cornerstone "multi-epitopic" patent in the United States for OvaRex(R) MAb.




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ALTAREX ANNOUNCES FINANCIAL RESULTS FOR SECOND QUARTER 2001

- Publication in a peer-reviewed journal of the novel method of treatment operative with OvaRex(R) MAb and, the Company believes, its other antibodies in development.

-    Additions to its Board of Directors and Scientific Advisory Board.

- A letter of intent for a research and development collaboration with Epigen, Inc. for the development of antibodies against Epigen's novel tumor specific antigen target, Human Carcinoma Antigen (HCA).

"The most important catalyst for our progress was the continued reporting during the period of positive results from the OvaRex(R) MAb clinical development program for ovarian cancer patients in both recurrent and "watchful waiting" disease stages," commented Richard Bagley, President and CEO of AltaRex. The Company believes these results demonstrated long-term survival and clinical benefit in identified patient groups, as well as positive quality of life measures and benign safety data.

Clinical data from the lead 345-patient OvaRex(R) trial, along with complementary and supporting trials, is expected to form the basis for the Company's filing of a Biologics License Application (BLA) for OvaRex(R) MAb with the U.S. Food and Drug Administration. This filing for OvaRex(R) approval is anticipated to begin by year end 2001 or early in 2002 on a "rolling" basis, assuming the timely scale-up of cell culture manufacturing to establish product comparability.

On a separate note, with regard to the Company's other antibodies, the start of a planned BrevaRex(R) trial for the treatment of multiple myeloma has been delayed until the first or second quarter of 2002 in order to accommodate GMP manufacture of additional BrevaRex(R) antibody.

MORE ABOUT ALTAREX RESEARCH AND DEVELOPMENT OF ANTIGEN-TARGETED ANTI-CANCER ANTIBODIES, CLINICAL TRIALS, NEWS AND EVENTS CAN BE FOUND ON ITS WEB SITE AT WWW.ALTAREX.COM. ALTAREX CORP. IS TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL AXO, AND OVER-THE-COUNTER IN THE UNITED STATES UNDER THE SYMBOL ALXFF. ADDITIONAL INFORMATION ABOUT OVARIAN CANCER CAN BE FOUND AT WWW.NCI.NIH.GOV, WWW.OVARIAN.ORG., WWW.OVARIANCANCER.ORG AND AT WWW.OVARIANCANADA.ORG. INFORMATION ABOUT MULTIPLE MYELOMA CAN BE FOUND AT THE WWW.MULTIPLEMYELOMA.ORG.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital and the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all, changing market conditions, uncertainties regarding the timely and successful completion of clinical trials, patient enrollment rates, uncertainty of pre-clinical, retrospective and early clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials, whether the Company will file for regulatory approval on a timely basis, uncertainties as to when, if at all, the FDA will approve the Company's regulatory filings for its products, the need to establish and scale-up manufacturing processes, the need to obtain and maintain corporate alliances, uncertainty as to the timely development and market acceptance of the Company's products, uncertainty as to whether patents will issue from pending patent applications and, if issued, as to whether such patents will be sufficiently broad to protect the Company's technology, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

  THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION
                                CONTAINED HEREIN



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-FINANCIAL TABLES TO FOLLOW - PAGE 3 OF 3


ALTAREX ANNOUNCES FINANCIAL RESULTS FOR SECOND QUARTER 2001



CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In Canadian dollars, Unaudited)

                                        THREE MONTHS ENDED                   SIX MONTHS ENDED
                                    JUNE 30,          JUNE 30,           JUNE 30,           JUNE 30,
                                     2001               2000               2001               2000
                                 ------------       ------------       ------------       ------------
Revenues                         $    141,238       $     96,068       $    326,607       $    187,909
                                 ------------       ------------       ------------       ------------
Expenses
   Research & development           5,672,897          2,947,288         10,742,349          5,382,239
   General & administration         1,938,259          1,326,607          3,391,905          2,870,648
                                 ------------       ------------       ------------       ------------
                                    7,611,156          4,273,895         14,134,254          8,252,887
                                 ------------       ------------       ------------       ------------
Net loss for the period          $ (7,469,918)      $ (4,177,827)      $(13,807,647)      $ (8,064,978)
                                 ============       ============       ============       ============

Net loss per common share        $      (0.28)      $      (0.27)      $      (0.54)      $      (0.55)
                                 ============       ============       ============       ============

Weighted average number of
common shares outstanding          26,434,411         15,514,725         25,364,234         14,776,255
                                 ============       ============       ============       ============



CONDENSED CONSOLIDATED BALANCE SHEET
(In Canadian dollars, Unaudited)

                                                       AS OF            AS OF
                                                      JUNE 30,         JUNE 30,
                                                        2001             2000
                                                    -----------      -----------
ASSETS
   Cash and cash equivalents                        $12,399,844      $ 3,201,711
   Short-term investments                             3,752,380        2,836,137
   Other current assets                                 383,942          145,466
   Capital assets, net                                  521,370          708,763
   Other assets                                         582,223          389,590
                                                    -----------      -----------
TOTAL ASSETS                                        $17,639,759      $ 7,281,667
                                                    ===========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities                              $ 5,295,879      $ 2,618,627
   Deferred lease credit and other liabilities               --           32,156
   Total shareholder's equity                        12,343,880        4,630,884
                                                    -----------      -----------
Total liabilities and shareholders' equity          $17,639,759      $ 7,281,667
                                                    ===========      ===========


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